UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

BOARD OF DIRECTORS OF FIAT EXAMINES THE REPORT ON OPERATIONS AND FINANCIAL STATEMENTS FOR 2002

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Umberto Agnelli to review the Report on Operations and the financial statements for the 2002 fiscal year.

The financial statements of Fiat S.p.A. for the fiscal year ended December 31, 2002 show a net loss of about 2 billion euros, which is attributable primarily to writedowns taken to adjust the carrying value of equity investments. Due to this negative result, no dividend will be distributed for the 2002 fiscal year.

The Board of Directors also approved the consolidated financial statements of the Fiat Group for the 2002 fiscal year. As had been announced on the occasion of the Board meeting held on February 28, 2003, the year ended with a loss of about 4.2 billion euros.

In the course of today’s meeting, the Directors reviewed the progress made in implementing the divestiture program. The Board noted the rapid pace at which quality transactions are being concluded, noting in particular the agreements to sell 51% of Fidis Europe and Toro Assicurazioni.

Lastly, the Board of Directors convened a Stockholders’ Meeting for May 10, 2003, on the first call, and May 13, 2003, on the second call. Since the term of office of several Directors will be ending, the Stockholders’ Meeting will be asked to elect a new Board, with the goal of providing the Company with an oversight body that includes an adequate number of independent Directors, as required by the new rules of corporate governance.

Turin, March 27, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney